FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”), dated as of January 16, 2013, is by and among Cellteck, Inc., a Nevada corporation (“Cellteck”) and Eos Petro, Inc., a Delaware corporation and wholly-owned subsidiary of Cellteck (“Eos”).

WHEREAS, on October 12, 2012, pursuant to an Agreement and Plan of Merger dated July 16, 2012 (the “Merger Agreement”) between Cellteck, Eos, and Eos Merger Sub, Inc., a Delaware corporation that was previously a wholly-owned subsidiary of Cellteck (“Merger Sub”), Merger Sub merged into Eos, with Eos being the surviving entity (the “Merger”). As a result of the Merger, Eos became a wholly-owned subsidiary of Cellteck. Cellteck, Eos and Merger Sub are sometimes referred to herein, individual as a “Party” and collectively, as the “Parties.”

WHEREAS, it was the Parties’ original intent to effectuate a reverse stock split of the issued and outstanding shares of Cellteck’s common stock as soon as reasonably practicable following the closing of the Merger (the “Stock Split”). Such intent was memorialized in Section 8.3(b)(i) of the Merger Agreement, which states in its entirety that, as soon as is reasonably practicable following the closing, Cellteck shall effect or implement the following action:

(i)	Effect a reverse stock split on a 1-for-800 basis of the outstanding Parent Common Stock (the “Stock Split”), except that the number of shares to be issued to any holder which would have less than 100 shares as a result of the Stock Split shall be rounded up to 100.

WHEREAS, the original description of the Stock Split set forth above and in the Merger Agreement failed to fully describe the procedure for effectuating the Stock Split in a manner consistent with the original intent of the Parties.

WHEREAS, the Parties wish to amend the Merger Agreement to clearly state the procedure for effectuating the Stock Split as it was originally envisioned by the Parties.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree to amend the Merger Agreement as follows, as permitted by Section 11.5 of the Merger Agreement:

1. Defined Terms. All capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

2. Amendment to Section 8.3(b)(i). Section 8.3(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Effect a reverse stock split on a 1-for-800 basis (the “Stock Split”) of Parent’s Common Stock on the following terms and conditions:

a)	The Stock Split shall only affect issued and outstanding shares of Parent Common Stock and shall have no effect on the total number of authorized shares of Parent Common Stock;

b)	Each of Parent’s common stockholders that hold less than 2,000 shares of Parent Common Stock immediately prior to the Stock Split (each a “Distribution Stockholder”) shall receive, in lieu of shares of common stock in the Stock Split, a cash distribution from Parent (the “Cash Distribution”) equal to the number of pre-Stock Split shares of Parent Common Stock held by each such Distribution Stockholder multiplied by a per-share amount determined to be fair to both the Parent and Parent’s stockholders by Parent’s Board of Directors. The aggregate amount of Cash Distribution to be received by each such Distribution Stockholder shall be rounded up to the nearest whole cent. Simultaneously with the effectuation of the Stock Split, all of the shares of Parent Common Stock held by Distribution Stockholders will be automatically cancelled and returned to the status of authorized but unissued shares of Parent;

c)	Upon the effectuation of the Stock Split, each of Parent’s common stockholders that hold 2,000 or more shares of Parent Common Stock immediately prior to the Stock Split (each a “Stock Split Stockholder”) shall receive one share of Parent Common Stock for every 800 shares of Parent Common Stock held by such Stock Split Stockholder immediately prior to the Stock Split. However, any fractional shares that would otherwise be issued to Stock Split Stockholders as a result of the Stock Split shall be rounded up to the nearest whole share. Furthermore, any Stock Split Stockholders who would, as a result of the Stock Split, receive in the aggregate less than 100 shares of Parent Common Stock on a post-Stock Split basis shall instead receive 100 shares of Parent Common Stock; and

d)	For the avoidance of doubt, the effect of this Stock Split on derivative and convertible securities shall be governed by the individual terms of each such derivative and/or convertible security.

3. Entire Agreement. The Merger Agreement, as amended by this First Amendment, embodies the entire understanding among the Parties with respect to the subject matter thereof and hereof and can be changed only by an instrument in writing executed by all of the Parties.

4. Conflict of Terms. In the event of a conflict or inconsistency between the terms of the Merger Agreement and those of this First Amendment, the terms of this First Amendment shall control and govern the rights and obligations of the Parties.

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5. Ratification. Except to the extent amended hereby or inconsistent herewith, all of the terms, covenants, conditions, and provisions of the Merger Agreement shall remain in full force and effect, and the Parties hereby acknowledge and confirm that the same are in full force and effect.

6. Execution. This First Amendment may be executed in two or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument. Facsimile or other electronic signatures shall be accepted by the Parties as originals.

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IN WITNESS WHEREOF, the Parties have caused this First Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

CELLTECK, INC.

By:	/s/ Nikolas Konstant

EOS PETRO, INC.

By:	/s/ Nikolas Konstant

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